Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: December 29th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of December 29th, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: December 29th, 2006	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P+49 (0) 6172 1712-160
F+49 (0) 6172 1712-158
pr@altana.de
www.altana.com
ALTANA AG completes sale of pharmaceuticals business to Nycomed
Bad Homburg, December 29, 2006 — ALTANA AG (NYSE: AAA, FSE: ALT) has successfully completed the sale of ALTANA Pharma AG and its entire pharmaceuticals business to the Danish Nycomed on December 29, 2006. The preliminary total purchase price amounts to approximately €4.6 billion. The transfer of ownership becomes effective on conclusion of December 31, 2006.
The divestment of the pharmaceuticals activities ends the Group’s involvement in two areas of business. After closing of the transaction ALTANA AG will focus on its specialty chemicals business.
ALTANA AG announced the sale of ALTANA Pharma AG and its entire pharmaceuticals business to Nycomed on September 21, 2006. Following approval by the European and U.S. antitrust authorities, the shareholders of ALTANA AG also approved the sale at the Extraordinary General Meeting held on December 19.

This press release is also available on the Internet at www.altana.com.
For inquiries please contact:
ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-150
F + 49 (0) 6172 1712-158
Investor Relations:
P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974 98 00
F +1 212 974 61 90